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                             July 1, 2022

       Shaosen Cheng
       Chief Executive Officer
       Golden Path Acquisition Corp
       100 Park Avenue
       New York, NY 10017

                                                        Re: Golden Path
Acquisition Corp.
                                                            Amendment No. 5 to
Registration Statement on Form S-4
                                                            Filed June 22, 2022
                                                            File No. 333-259896

       Dear Mr. Cheng:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 6, 2022 letter.

       Amendment No 5 to Registration Statement on Form S-4

       Summary of the Proxy Statement/Prospectus
       MC Hologram Inc., page 11

   1. We note your response and revised disclosures to prior comment 1. Please explain further how you determined that
Best Roads alone gained 54.24% of the voting power in MC as a result of the
Act-in-Concert Agreement (Agreement) and why control of MC does not lie with all four parties
to the Agreement. Also, tell us the names of the controlling shareholders and their
percentage ownership in each of Tiger Initiative, Lucky Monkey
                                                        Holding and Import &
Export Guojin Development. Tell us whether there are any related party interests among
these three entities and if so, how that factored into your analysis.
                                                        Lastly, tell us what
percentage ownership Ms. Peng held in BEIM prior to the
                                                        reorganization
transaction.
 Shaosen Cheng
FirstName
Golden PathLastNameShaosen
              Acquisition CorpCheng
Comapany
July 1, 2022NameGolden Path Acquisition Corp
July 1,2 2022 Page 2
Page
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations MC
Overview, page 135

2. We note your revised disclosures in response to prior comment 6 where you include a quantified discussion of the impact that fiscal 2020 acquisitions had on revenue. Please move this disclosure to the paragraph where you discuss the increase in the revenue growth for the year ended December 31, 2020 compared to the year ended December 31,
         2021 to add further context to the significant growth during this period.
Specific Factors Affecting MC's Results of Operations, page 136

3. We note that your overall customer retention rates decreased from 40% during the three months ended March 31, 2021 to 25% during the same period in fiscal 2022, which is also a decrease from the 50% retention rate for fiscal 2021. Please revise to include a discussion of the reasons for this decrease. In this regard, your current disclosures refer to the fact that MC uses its own sales channels and is less dependent on third party sales, however, you provided this same explanation for the increase in your retention rate in fiscal 2021 compared to 2020, and it is unclear how reliance on your own sales channels supports the significant decrease in your retention rates to date in fiscal 2022. Similarly, revise to discuss the reasons for the significant decrease in the number of high paying customers during the first quarter of fiscal 2022.
4. Please revise to disclose the percentage of revenue generated from your Top 10 customers for each period presented to add context to the relevance of this measure.
Results of Operations
Three Months Ended March 31, 2021, Compared to the Three Months Ended March 31, 2022,
page 141

5. Please address the following as it relates to your discussion of changes in revenue, cost of revenue and gross profit margin for the first quarter of fiscal 2021 compared to 2022 and revise your disclosures as necessary:
             Explain how the incorporation of Horgos Bowei in November 2020 contributed to the revenue growth in the first quarter of fiscal 2022 compared to 2021.
             Provide a quantified breakdown of the RMB 10.4 million increase in SDK software service revenue between existing customers and MC's new business development (i.e.
              new customers).
             Tell us whether you anticipate the decline in LiDar product sales and the increase in
              LiDar product costs to continue. If so, revise to include a discussion of any known trends or uncertainties related to such product sales that are reasonably likely to have a material impact on operations.
             You attribute the decrease in holographic solutions' gross margin from 28% to 10%
              to "a higher number of outsourced content provider and third party software developer was used during the three months ended March 31, 2022 to provide holographic solutions to our customers." Explain further what this means. Also tell
 Shaosen Cheng
FirstName
Golden PathLastNameShaosen
              Acquisition CorpCheng
Comapany
July 1, 2022NameGolden Path Acquisition Corp
July 1,3 2022 Page 3
Page
FirstName LastName
              us what impact the increase in LiDar costs coupled with the accompanying decrease in LiDar revenues and the increase in hardware costs had on these margins. To the extent such items materially impacted your holographic solutions' gross margins, revise to include a quantified discussion of such impact.
Year Ended December 31, 2020, compared to the Year Ended December 31, 2021, page 144

6. You state that you revised your disclosures in response to prior comment 10, however, you continue to refer to a 3661% increase in the cost holographic solutions. Please revise or explain.
MC Hologram - Notes to Unaudited Interim Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition , page F-59

7. We note your revised discussion of Holographic Technology Service revenue indicates that you enter into advertising contracts to promote merchandise where the price for such service may be based on a percentage of gross merchandise volume (GMV).
         Please tell us whether your reference to "gross" revenue for these arrangements is to a percentage of the GMV or to the total value of the merchandise sold.
Note 20. Subsequent Events, page F-76

8. Please revise to disclose the date through which you have evaluated subsequent events as your current disclosures refer to "June XX, 2022."
MC Hologram Audited Financial Statements
Consolidated Statements of Cash Flows, page F-83

9. We note your response to prior comment 13. Please reconcile the loan proceeds to third parties and loan repayments from third parties included in the investing cash flow activity to the RMB 13,329,441 loan receivable balance at December 31, 2021. Also, reconcile such cash flow activity to the information provided in Note
11. In this regard, it
         appears from the disclosures in Note 11 that loan repayments totaled approximately RMB
         77.4 million in fiscal 2021 compared to RMB 57.9 per the statement of cash flows.
Item 21. Exhibits and Financial Statement Schedules, page II-1

10. You state in your response to prior comment 14 that you provided updated consents from Shandong Haoxin Certified Public Accountants Co., Ltd. for inclusion of its audit opinions for Shenzhen Tianyuemeng Technology Co., Ltd. and Shenzhen Bowei Vision
         Technology Co., Ltd in this registration statement, however, the consents noted in the
         Exhibit list refer back to those filed with the February 2, 2022 amendment. To the extent you continue to include the financial statements for these entities in this registration statement, you will need to continue to provide recent updated consents. Please revise.
 Shaosen Cheng
Golden Path Acquisition Corp
July 1, 2022
Page 4

        You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at
(202) 551-3297 or Larry Spirgel, Office Chief at (202) 551-3815 with any other questions.



                                                          Sincerely,
FirstName LastNameShaosen Cheng
                                                          Division of
Corporation Finance
Comapany NameGolden Path Acquisition Corp
                                                          Office of Technology
July 1, 2022 Page 4
cc:       Bill Huo, Esq.
FirstName LastName